April 11, 1995
                                   VIA ELECTRONIC TRANSMISSION



Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Amendment No. 51 to Schedule 13D
          filed by Valhi, Inc., et al.
          regarding the Common Stock of NL Industries, Inc.

Ladies/Gentlemen:

     On behalf of Valhi, Inc., electronically transmitted herewith is a filing pursuant to the provisions of the Securities and Exchange Act of 1934, as amended, of the above-referenced Amendment No. 51 to Schedule 13D.

     Copies of the transmission are being sent to both the New York Stock Exchange, Inc., the Pacific Stock Exchange Incorporated and NL Industries, Inc.

     If you should have any questions regarding this filing, please do not hesitate to call the undersigned at (214) 450-4216.

                                   Very truly yours,


                                   /s/ Steven L. Watson

                                   Steven L. Watson
                                   Vice President and Secretary




cc:  New York Stock Exchange, Inc.
     Pacific Stock Exchange Incorporated
     NL Industries, Inc.
     Bartlit Beck Herman Palenchar & Scott